Exhibit 99.(a)(5)(B)

News release…

Date: 24 July 2007

Rio Tinto offer for Alcan commenced

Montréal, Melbourne and London (24 July 2007) - Rio Tinto plc and Alcan Inc. announce that Rio Tinto Canada Holding Inc., an indirect wholly-owned subsidiary of Rio Tinto, will today commence its offer for Alcan and mail its offer and take-over bid circular to Alcan shareholders. The Alcan directors’ circular containing the Alcan board’s unanimous recommendation to accept the Rio Tinto Canada Holding offer is also being mailed to Alcan shareholders. Earlier this month, Rio Tinto and Alcan reached an agreement for Rio Tinto Canada Holding to make an offer to acquire all of Alcan’s outstanding common shares for US$101 per common share in a recommended, all cash transaction.

The offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The offer is open for acceptance until 6:00 pm (Eastern Time) on September 24, 2007, unless extended, and is subject to a number of conditions including valid acceptances by holders of not less than 66 2/3 per cent of Alcan shares on a fully diluted basis. The board of Rio Tinto has approved the transaction. The offer is expected to close in the fourth quarter of 2007.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

About Alcan

Alcan Inc. is a leading global materials company, delivering high quality products, engineered solutions and services worldwide. With operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminium fabrication, engineered solutions as well as flexible and specialty packaging, and with world class technology, Alcan is well positioned to meet and exceed its customers’ needs. Alcan is represented by 68,000 employees, including its joint ventures, in 61 countries and regions.

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

Telephone 020 7930 2399  Fax 020 7930 3249

REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

For the year ended 31 December 2006, Alcan had audited consolidated revenues of US$23,641 million (2005: US$20,320 million), and profit before taxation of US$2,373 million (2005: US$323 million). Alcan had audited gross assets as at 31 December 2006 of US$28,939 million. The Alcan financial information presented above has been extracted without material amendment from published financial reports prepared under US GAAP.

Contacts

Rio Tinto

Media Relations

London	Australia
Nick Cobban	Ian Head
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Christina Mills
Office:+44 (0) 20 8080 1306

France	Canada/ USA
Tara Hopkins	Louie Cononelos
+ 33 1 41 05 44 57	Office: +1 514 239 4207
Mobile: +1 801 573 6737

Investor Relations

London	Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010978	Mobile: +61 (0) 418 933 792

Email: questions@riotinto.com

Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk

Alcan

Media contact	Investor contact

Anik Michaud	Ulf Quellmann
Office: +1 514 848 8151	Office : +1 514 848 8368
Media.relations@alcan.com	Investor.relations@alcan.com

Additional information

IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Alcan (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular to be delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, the Offeror will file with the Canadian securities regulatory authorities and the SEC an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Alcan will file a directors’ circular with respect to the Offer. The Offeror will also file with the SEC a Tender Offer statement on Schedule TO (the “Schedule TO”) and Alcan is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

In France, an announcement including the main information relating of the offer documents will be prepared and released pursuant to article 231-24 of the AMF General Regulation and will contain information for Alcan shareholders residing in France relating to how to accept, and the time limit for acceptance of this Offer.

A Belgian supplement, addressing issues specific to holders of Alcan ordinary shares and/or International Depositary Receipts (IDRs) in Belgium (the “Belgian Supplement”) is expected to be approved, together with the Offer Document, by the Belgian Banking, Finance and

Insurance Commission. Until such approval has been obtained, the Offer cannot be made in Belgium to any holder of Alcan ordinary shares and/or IDRs. Once such approval has been obtained, the Offer Document will be made available in Belgium to all holders of Alcan ordinary shares and/or IDRs together with the Belgian Supplement, and the Offer will be made to such holders.

Forward looking statements

This announcement may contain statements which constitute “forward-looking statements” about Rio Tinto and Alcan. Such statements include, but are not limited to, statements with regard to the outcome of the Offer, and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, “estimate”, “expect”, “anticipate”, “believe” and “envisage”.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Rio Tinto or Alcan. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Alcan’s most recent periodic and current reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Other than in accordance with their legal and regulatory obligations (including, in the case of Rio Tinto, under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Services Authority), neither Rio Tinto nor Alcan is under any obligation and each of Rio Tinto and Alcan expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.